Exhibit 99.1

Santiago, November 29, 2013
GG.164-2013

Mr. Fernando Coloma Correa
Superintendent of Securities and Insurances
PRESENT

REF.: REPORTS MATERIAL EVENT

Dear Sirs.:

Pursuant to Articles 9 and 10 of the Chilean Capital Markets Law (Ley 18,045 de Mercado de Valores), to the General Character Norm number 30, to Chapter 18-10 of the Updated Compilation of Norms issued by the Chilean Superintendency of Banks and Financial Institutions and to the Reserved Letter number 884 of November 28 2013 issued by the Chilean Superintendency of Securities and Insurances, CorpBanca communicates to you the following material event regarding the Company:

(a)
Corpbanca is analyzing, with the help of international investment banks, potential transactions involving the bank, which could include, among other structures, a merger with other national or international bank operators.

(b)	The potential transaction is currently on the evaluation stage, with the bank having received non binding and preliminary expressions of interest from third parties.

(c)
As of the date hereof, neither a counterparty nor the structure for a potential transaction have been defined. The Company has not entered into any binding agreement with any third party concerning a potential transaction (other than the entry into confidentiality agreements).

CorpBanca will keep the Superintendency duly informed of any relevant developments concerning the foregoing matters.

Sincerely,

/s/ Fernando Massú Tare
Fernando Massú Tare
Chief Executive Officer